SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                   iDine Rewards Network, Inc.
    ---------------------------------------------------------

                        (Name of Issuer)

                  Common Stock, $0.02 par value
    ---------------------------------------------------------

                 (Title of Class of Securities)

                            893767103
               -----------------------------------
                         (CUSIP Number)

                   Minotaur Partners II, L.P.
                  c/o Harry Kramer & Associates
                 555 Skokie Boulevard, Suite 260
                      Northbrook, IL 60062
                         (847) 509-9120

                         with a copy to:
                          John E. Lowe
                        Altheimer & Gray
                      10 South Wacker Drive
                     Chicago, Illinois 60606
                         (312) 715-4020

        -------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          May 15, 2003
     ------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   Name of Reporting Person:

     Minotaur Partners II, L.P.

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2.   Check the Appropriate Box if a Member of a Group:

                                             (a)  / /

                                             (b)  /X/
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3.   SEC Use Only

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4.   Source of Funds:
     WC
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5.   Check box if Disclosure of Legal Proceedings is

     Required Pursuant to Items 2(e) or 2(f):

                                                  / /
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6.   Citizenship or Place of Organization:  Illinois

               ------------------------------------------
Number of      7.   Sole Voting Power:  13.44 (1)
Shares         ------------------------------------------
Beneficially   8.   Shared Voting Power:  0
Owned By       ------------------------------------------
Each           9.   Sole Dispositive Power:  13.44 (1)
Reporting      ------------------------------------------
Person         10.  Shared Dispositive Power:  0
With
---------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each

     Reporting Person:

     13.44 (1)
---------------------------------------------------------

12.  Check Box if the Aggregate Amount in Row (11)

     Excludes Certain Shares:
                                                  / /
---------------------------------------------------------

13.  Percent of Class Represented by Amount

     in Row (11):  0.0%
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14.  Type of Reporting Person:  CO

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     (1)  Power is exercised through Minotaur Partners II, L.P.'s sole general partner, Minotaur Partners II, L.L.C.

---------------------------------------------------------
1.   Name of Reporting Person:

     Minotaur Partners II, L.L.C.
---------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group:

                                             (a)  / /

                                             (b)  /X/
---------------------------------------------------------

3.   SEC Use Only

---------------------------------------------------------

4.   Source of Funds:

     WC

---------------------------------------------------------

5.   Check box if Disclosure of Legal Proceedings is

     Required Pursuant to Items 2(e) or 2(f):

                                                  / /
---------------------------------------------------------

6.   Citizenship or Place of Organization:  Illinois

               ------------------------------------------
Number of      7.   Sole Voting Power:  0
Shares         ------------------------------------------
Beneficially   8.   Shared Voting Power:  13.44 (1)
Owned By       ------------------------------------------
Each           9.   Sole Dispositive Power:  0
Reporting      ------------------------------------------
Person         10.  Shared Dispositive Power:  13.44 (1)
With
---------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each

     Reporting Person:

     13.44 (1)
---------------------------------------------------------

12.  Check Box if the Aggregate Amount in Row (11)

     Excludes Certain Shares:
                                                  / /
---------------------------------------------------------

13.  Percent of Class Represented by Amount

     in Row (11):  0.0%
---------------------------------------------------------

14.  Type of Reporting Person:  CO

---------------------------------------------------------

     (1) Solely in its capacity as the general partner of Minotaur Partners II, L.P.

Item 1.   Security and Issuer.


     This statement constitutes Amendment No. 3 to the Statement on Schedule 13D (the "Original Schedule 13D") filed with the Securities Exchange Commission ("SEC") on May 8, 2000 as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on August 24, 2000 and Amendment No. 2 to the Original
Schedule 13D filed with the SEC on February 6, 2003 and relates to the shares of common stock, par value $.02 per share (the "Common Stock") of iDine Rewards Network, Inc., formerly known as Transmedia Network, Inc. (the "Issuer") having its principal executive office at 11900 Biscayne Boulevard, Miami, Florida, 33181. Unless otherwise stated herein, the Original Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as previously amended.

Item 2.   Identity and Background.

     (a)-(c) This statement is being filed by the following persons: Minotaur Partners II, L.P., an Illinois limited partnership ("MPII") and Minotaur Partners II, L.L.C., an Illinois limited liability company ("MPLLC") (the "Reporting Persons"). The sole general partner of MPII is MPLLC.

     The principal business of MPII is investment in securities. The principal business of MPLLC is the management of MPII. The principal address, which also serves as the principal office of each of MPII and MPLLC is c/o Harry Kramer & Associates, 555 Skokie Boulevard, Suite 260, Northbrook, IL 60062.

     The members of MPLLC are William A. Lederer, Paul Lapping and Edward Finnegan.

     Mr. Lederer's business address is 620 Lake Road, Lake
Forest, Illinois 60045. His principal occupation is investment in securities through various vehicles.

     Mr. Finnegan's principal occupation involves management of investment funds. Finnegan's business address is 311 S. Wacker
Drive, Suite 5500, Chicago, Illinois 60606.

     Mr. Lapping's principal occupation involves management of investment funds focused on direct marketing, business and consumer service companies. Lapping's business address is 1521
Voltz Road, Northbrook, Illinois 60062.

     (d) and (e)    None of the Reporting Persons and to the best
knowledge of the Reporting Persons, none of the members of MPLLC has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 4.   Purpose of Transaction.

     The last two paragraphs of Item 4 are amended and restated as follows:

     Minotaur Partners II, L.P. is in the process of liquidating its investments and dissolving and on May 15, 2003 distributed 970,113 shares of Common Stock and warrants to purchase 2,389,024 shares of Common Stock to its partners and exercised its remaining warrants on a cashless basis to acquire 5.44 shares of Common Stock.

     None of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of
Schedule 13D, as promulgated by the Securities and Exchange
Commission.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended and restated as follows:

     (a) and (b) As of the date hereof, the Reporting Persons beneficially own 13.44 shares of Common Stock, representing approximately 0.0% of the Common Stock.

     MPII

     MPII has the sole power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 13.44 shares of Common Stock of the Issuer, which constitutes approximately 0.0% of the Issuer's total issued and outstanding shares.

     MPLLC

     Because of its position as the sole general partner of MPII, MPLLC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the shares of Common Stock and Warrant Shares owned by MPII.

     (c) To the best of the knowledge of the Reporting Persons, none of the persons named in response to this Item 5, or in Item 2 above has effected any transaction in shares of the Common Stock during the past sixty days except that Minotaur Partners II, L.P. made the following sales in open market transactions and then, on May 15, 2003, distributed 970,113 shares of Common Stock and warrants to purchase 2,389,024 shares of Common Stock to its partners in a pro rata distribution and exercised its remaining warrants on a cashless basis to acquire 5.44 shares of Common Stock.

        Date        Number of Shares         Price Per Share
     May  1, 2003        115,000                  $9.81
     May  2, 2003          8,200                  $9.81
     May  5, 2003          1,500                  $9.85
     May 12, 2003          8,000                  $9.50

     (b) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by the Reporting Persons.

     (c) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on May 15, 2003.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:    May 15, 2003
                              MINOTAUR PARTNERS II, L.P.

                              By:  Minotaur Partners II, L.L.C.
                              Its: General Partner


                              By: /s/ Edward Finnegan
                                  -------------------------
                                   Edward Finnegan
                                   Its: Member


                              MINOTAUR PARTNERS II, L.L.C.


                              By: /s/ Edward Finnegan
                                  -------------------------
                                   Edward Finnegan
                                   Its: Member

                            EXHIBIT A

     Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

Dated: May 15, 2003
                              MINOTAUR PARTNERS II, L.P.

                              By: Minotaur Partners II, L.L.C.
                              Its: General Partner


                              By: /s/ Edward Finnegan
                                  -------------------------
                                   Edward Finnegan
                                   Its: Member


                              MINOTAUR PARTNERS II, L.L.C.


                              By: /s/ Edward Finnegan
                                  -------------------------
                                   Edward Finnegan
                                   Its: Member